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                             August 28, 2023

       Subramaniam Viswanathan
       Chief Financial Officer
       Chimera Investment Corporation
       630 Fifth Avenue , Ste 2400
       New York, NY 10111

                                                        Re: CHIMERA INVESTMENT
CORP
                                                            Form 10-K for the
year ended December 31, 2022
                                                            Response dated
August 8, 2023
                                                            File No. 001-33796

       Dear Subramaniam Viswanathan:

               We have reviewed your August 8, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 13, 2023 letter.

       Form 10-K for the year ended December 31, 2022

       Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
       Earnings available for distribution, page 51

   1. We have reviewed your response to comment 1 and your revised disclosure within your
                                                        Form 10-Q for the
quarter ended June 30, 2023. Please revise your disclosure in future filings to discuss the
reasons you believe adjusting your measure to add back transaction expenses provides
useful information to investors. Reference is made to Item 10(e) of
                                                        Regulation S-K.
              You may contact Eric McPhee at 202-551-3693 or Jennifer Monick at 202-551-3295 if
       you have any questions.
 Subramaniam Viswanathan
Chimera Investment Corporation
August 28, 2023
Page 2


FirstName LastNameSubramaniam Viswanathan     Sincerely,
Comapany NameChimera Investment Corporation
                                              Division of Corporation Finance
August 28, 2023 Page 2                        Office of Real Estate &
Construction
FirstName LastName